Exhibit 99.2

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 10, 2008

NOTICE IS HEREBY GIVEN that on November 10, 2008, Gushan Environmental Energy Limited, a Cayman Islands company (“We,” “us,” or the “Company”), will hold its annual general meeting of shareholders at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Kang Nam Chu as a director of the Company in accordance with the articles of association of the Company.

2.	Re-election of Mr. Dongming Zhang as a director of the Company in accordance with the articles of association of the Company.

3.	Re-appointment of the Independent Auditor KPMG for the fiscal year 2008.

4.	Adoption and approval of the annual report of the Company, including the audited financial statements for the year ended December 31, 2007, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations).

5.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 22, 2008, New York time, can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Jianqiu Yu, Chairman of the Board, at 908 China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2007 Annual Report are also available through Investor Relations section of the Company’s website at http://www.chinagushan.com/en/. If you are a holder of ordinary shares or American Depositary Shares of the Company and require a hard copy of the Company’s 2007 annual report, the Company will mail a copy to you free of charge. Please send your request by calling 852-2587-7212 or emailing to ir@chinagushan.com.

By Order of the Board of Directors,

/s/ Jianqiu Yu
Jianqiu Yu
Chairman of the Board and
Principal Executive Officer

September 29, 2008

GUSHAN ENVIRONMENTAL ENERGY LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on November 10, 2008 at 10:00 a.m., local time, or at any adjournment thereof. The annual general meeting of Gushan Environmental Energy Limited (the “Company”) will be held at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Gushan Environmental Energy Limited, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 22, 2008, New York time, (the “Record Date”) are entitled to vote at the annual general meeting. As of August 31, 2008, 166,831,943 of our ordinary shares, par value HK$0.00001 per share, were issued and outstanding, approximately 48.4% of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third in minimal value of our issued and outstanding voting shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the annual general meeting.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, The Bank of New York Mellon will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at an annual general meeting at least once every three years. Accordingly, each of Messrs. Kang Nam Chu and Dongming Zhang will resign and offer themselves for re-election as directors. Our nominating and corporate governance committee recommends, and our board of directors concurs, that Messrs. Kang Nam Chu and Dongming Zhang be nominated for re-election at the 2008 annual general meeting. We now hereby nominate these two directors for re-election at the 2008 annual general meeting. Each director to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of August 2008, the principal positions currently held by them and their biography are as follows:

Name	Age	Position
Mr. Kang Nam Chu(1)	52	Director
Mr. Dongming Zhang(1)	64	Director

(1) Independent director and member of our audit committee, compensation committee, and corporate governance and nominating committee.

Mr. Kang Nam Chu has served as an independent director of the Company since August 1, 2007. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 20 years of management and operations experience in the areas of economics and trading.

Mr. Dongming Zhang has served as an independent director of the Company since August 1, 2007. He graduated from the department of chemistry of Tianjin Nankai University in 1967. From 1967 to 1973, Mr. Zhang served as a technician in the chemical processing unit of a dye processing plant in Sichuan. From 1973 to 1992, Mr. Zhang held various positions, including assistant plant manager, plant manager and senior economist, in the Sichuan Weililin Plant of China Petrochemical Corporation. Mr. Zhang was assistant manager, manager and senior economist at the China Petrochemical Sales Corporation from 1992 to 2000. He also served as head of the chemical processing unit at China Petrochemical Corporation from 2000 until his retirement in 2004. Mr. Zhang received the “China Petrochemical Corporation Technology of Outstanding Contribution and Management Specialist Award” in 2000 and the “Science and Technology Advancement Award” in 2001 from the China Petrochemical Corporation.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that KPMG be re-appointed as our independent auditors for the fiscal year ending December 31, 2008. KPMG has served as our independent auditors since 2007. Our board of directors be authorized to fix the remuneration of the auditors at such amount as they shall, in their discretion, see fit.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the re-appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of KPMG is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE RE-APPOINTMENT OF KPMG AS OUR INDEPENDENT AUDITORS.

PROPOSAL 4

APPROVAL AND ADOPTION OF 2007 ANNUAL REPORT, INCLUDING AUDITED FINANCIAL

STATEMENTS

Our audit committee operates pursuant to its adopted charter. Members of our audit committee are independent, within the meaning of the New York Stock Exchange rules and regulations and Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Our audit committee has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2007 (the “Audited Financial Statements”) with management and the independent auditors.

In reliance on the reviews and discussions referred to above, our audit committee has recommended to our board of directors and our board has approved, that the Audited Financial Statements be submitted to the shareholders for approval and adoption at the annual general meeting.

Subject to shareholder approval and adoption, our audit committee and our board have also recommended, that having received and considered the annual report of the Company, including the Audited Financial Statements, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations), each contained therein, the same be and are hereby approved and adopted. The annual report, including the Audited Financial Statements, is available on the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/. If you are a holder of ordinary shares or ADSs of the Company and require a hard copy of the Company’s 2007 annual report, the Company will mail a copy to you free of charge. Please send your request by calling 852-2587-7212 or emailing to ir@chinagushan.com.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE APPROVAL AND ADOPTION OF 2007 ANNUAL REPORT, INCLUDING AUDITED FINANCIAL STATEMENTS.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Jianqiu Yu
Jianqiu Yu
Chairman of the Board and
Principal Executive Officer

September 29, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OF GUSHAN ENVIRONMENTAL ENERGY LIMITED FOR THE 2008

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

November 10, 2008

The undersigned shareholder of Gushan Environmental Energy Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 29, 2008 and hereby appoints Jianqiu Yu*

or failing them,                              of

with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 10, 2008 at 10:00 a.m., local time at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, and at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

Proposal 1: Re-election of Mr. Kang Nam Chu as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Re-election of Mr. Dongming Zhang as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3: Re-appointment of the Independent Auditor KPMG for the fiscal year 2008.

For	Against	Abstain
☐	☐	☐

Proposal 4: To adopt and approve the 2007 annual report of the Company, including the audited financial statements for the year ended December 31, 2007.

For	Against	Abstain
☐	☐	☐

Dated:              2008

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 22, 2008, New York time. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

*	If you do not wish Jianqiu Yu to be your proxy, please strike out this entry and complete the details of the person (name, address) you wish to appoint as your proxy in the space provided above.